02032934

RECD S.E.C.
JUN - 7 2002
1086

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PROCESSED
JUN 1 7 2002
THOMSON P
FINANCIAL

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For May 2002

SEAT PAGINE GIALLE S.P.A.
(Exact name of registrant as specified in its charter)

VIA AURELIO SAFFI 18, 10138 TURIN, ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82__________

Total pages: N. 7

Turin, 02 May 2002

SEAT PAGINE GIALLE SHAREHOLDERS' MEETING APPROVES THE 2001 FINANCIAL STATEMENTS

· Revenues up during a fiscal year affected by extraordinary expenses for the Group reorganization plan · Bertazzo, Cappuccio and Parazzini appointed as new Board members

The General Shareholders' Meeting of Seat Pagine Gialle, chaired by Enrico Bondi, was held today in Milan and approved the 2001 Financial Statements.

The consolidated Financial Statements closed with total revenues of Euro 1,957 million (1,333 million in 2000), a gross operating profit of Euro 444 million (361 million in 2000), an operating income of Euro 31 million (142 million in 2000), and a net negative result of Euro 313 million (-1 million in 2000).

The 2001 Financial Statements of the parent company Seat PG SpA posted revenues of Euro 1,090 million, an operating income of Euro 285 million, and a loss of Euro 260 million. The loss was covered by withdrawing this amount from the share premium account.

The results were strongly influenced by the new consolidation area, extraordinary expenses, profound reorganization, and the new strategic orientation of Internet and television broadcasting activities.

In their letter to the shareholders, Chairman Enrico Bondi and Managing Director Paolo Dal Pino noted, "A series of important actions have been undertaken to improve and revise the portfolio of equity investments, also in light of the current conditions of the advertising and Internet markets. These extraordinary steps have had a significant effect on the economic results for fiscal year 2001. The Group can now proceed from these new foundations to implement its strategy effectively in the interests of all shareholders".

This strategy focuses on the activity as a media company, envisaging a major relaunch of the Internet in 2002, with further development prevalently in the Internet access market, both in narrowband and broadband access (ADSL) through the new Tin.it product range.

For the current year, Seat expects to achieve a significantly higher operating income than the figure posted for 2001.

The Shareholders' Meeting also approved the appointment of new Board members: Carlo Bertazzo, Aldo Cappuccio and Enrico Parazzini, who will replace resigning members Paolo Ainio, Gilberto Benetton and Pierpaolo Cotone. The current Board of Directors, which has thirteen members, will remain in office until the General Shareholders' Meeting that will approve the Financial Statements as of December 31, 2003.

The Shareholders' Meeting also appointed Reconta Ernst & Young - the auditing firm of the parent company Telecom Italia - as its auditing firm for the three-year period of 2002, 2003 and 2004.

* * *

The Meeting ended at 10:45 pm.

Therefore the announcement concerning the availability of the financial statements to the public as of tomorrow, May 3, 2002 (as provided for by Articles 77 and 83 of the Regulation approved by Consob with Resolution No. 11971/1999) cannot be published until Saturday May4, 2002.

Rome, 06 May 2002

THE BOARD OF DIRECTORS APPROVES THE DATA FOR THE FIRST QUARTER

- REVENUES INCREASE TO EURO 333 MILLION (+14.2) - SIGNIFICANT INCREASE IN GROSS OPERATING PROFIT: EURO 27.1 MILLION (+17.8) - POSITIVE GROSS OPERATING PROFIT IN THE INTERNET AREA

Upon invitation of Managing Director Paolo Dal Pino, the Board of Directors of Seat Pagine Gialle (Telecom Italia Group), chaired by Enrico Bondi, approved today the Report on Operations for the first quarter.

Turnover and gross operating profit showed a significant increase during the first quarter of 2002 for the Seat PG Group, which has reached the breakeven point in the Internet Area for the first time. It has also shown further development in the Telephone Directories Area, despite the fact that this quarter is characterized by a negative seasonal trend.

The revenues of the Seat Group came to Euro 333 million during the first quarter of 2002, up 14.2% compared to the figure of Euro 291.5 million for the first quarter of 2001 and up approximately 1% compared to pro forma revenues) (*). Thanks to additional cost-cutting measures and recovered efficiency, the gross operating profit rose by 17.7%, coming to Euro 27.1 million as opposed to Euro 23 million during the same period last year (Euro 13.8 million in the pro-forma results of the first quarter of 2001).

As usual, the first quarter was influenced by seasonal aspects tied to the telephone directory publication schedule in Italy and abroad (during this quarter only 64 editions of Pagine Gialle and telephone directories were published out of 477 editions to be published in 2002). In the previous year, revenues and gross operating profit for the area were 11% and 6,5% of the total for the year, respectively.

The operating profit for the period is negative for Euro 68.9 million, while pro-forma results for the first quarter of 2001 showed a negative figure of Euro 76.8 million, due to full consolidation of television activities, which occurred this year.

The parent company's net consolidated results for the period are negative by Euro 46.9 million, although this figure shows improvement compared to the loss of Euro 56 million reported for the first quarter of 2001.

The performance of the Group's main business areas is detailed below.

The revenues of the Directories Area, equivalent to Euro 135 million, rose 3.8% during the quarter, despite the seasonal aspects mentioned above. The development of synergies with the Virgilio portal has continued. Special mention must be made of the excellent performance of Pagine Gialle On Line (www.paginegialle.it), whose quarterly revenues rose by 3.5% compared to the first three months of 2001, with an increase (+78%) in page views to 22 million a month. Advertising sales have also proceeded for the new telephone directories under the brand name Pagine Bianche, which will be published starting in September.

The Internet Area posted revenues of Euro 32.1 million, with a gross operating profit – positive for the first time – of Euro 600,000, thanks to the good performance of Internet access services (ISP), against the loss of approximately Euro 8 million during the first quarter of 2001. This improvement is due to streamlining operations and recovered efficiency.
Active ISP users in the past 45 days increased from 1.8 to 1.93 million users between January and March of this year (+6.9%), due to the significant rise in ADSL service subscribers, that increased in three months from 133 thousand to 207 thousand (+55.6%), despite the lack of any sales innovation or advertising promotion. The new range of access products was not introduced until mid-April when the Tin.it brand was relaunched. Therefore, active Internet users rose by over 123,000 units in three months, against the 149,000 gained over the entire course of 2001. During the quarter, the Virgilio portal continued to affirm its leadership with a 14% increase in page views compared to the last quarter of 2001.

The Telegate Directories Assistance showed a slightly positive gross operating profit, despite market difficulties in Germany. The revenues of this Area were Euro 36.7 million (-9.6%). The extremely positive performance of 89.24.24 Pronto Pagine Gialle has continued in terms of revenue (+37%) as well as the number of calls handled (+ 54%).

The Office Product and Services Area, headed by Buffetti SpA, posted revenues that were up 11.2% compared to the first quarter of 2001, reaching Euro 74.4 million. There have also been important developments in the turnover of CIPI (promotional items), whose revenues went from a little under Euro 2 million to approximately 4 million. The network of 1010 franchises is currently being relaunched.

In the Television Area, revenues came to Euro 16.7 million, for a 10% quarterly increase thanks to the input of MTV Italia, with which an agreement has been operative since April 2001. The new programming of La7 went on the air this past March 18 and as a result, the effects of this relaunch will be seen in the next few months. For the entire year 2002, a significant reduction in operating loss is expected compared to 2001.

Lastly, the plan to streamline the business areas and the portfolio of equity investments is proceeding, as a result of which the number of companies in the Seat Group has dropped from 200 to 168.

Consolidated net financial indebtedness remains substantially unvaried compared to the situation at the end of 2001 (Euro 928 million compared to 922).

(*)The pro forma quarterly figures for 2001 refer to the statement of income, up to operating profit, obtained by consolidating into Seat Pagine Gialle data also the statements of income for the companies that were fully consolidated after March 31, 2001, particularly the Television Area.

Consolidated operating perfomance and reclassified consolidated financial

CONSOLIDATED OPERATING PERFORMANCE

	(euro/mln)	1° quarter 2002	1° quarter 2001	Change amount	Change %
A.	SALES OF GOODS AND SERVICES	333	292	41	14,2
B.	NET REVENUES	336	299	37	12,6
	Raw materials and external services	224	199	25	
	Labour costs	85	77	8	
C.	GROSS OPERATING RESULT	27	23	4	17,7
	% of revenues	8,1	7,9		
	Amortization and depreciation	26	23		
	Other valutation adjustments	18	11		
	Provisions to reserves for risks and charges	5	5		
	Other income/expense, net	2			
D.1.	OPERATING RESULT BEFORE NON-OPERATING AMORTIZATION	(24)	(18)	(6)	34,0
	% of revenues	(7,3)	(6,5)		
	Amortization of goodwill and goodwill on consolidation	45	35	10	
D.2.	OPERATING RESULT	(69)	(53)	(16)	30,2
	% of revenues	(20,7)	(18,2)		
	Financial income/expense, net	(20)	(11)		
	Value adjustments of financial assets	(2)	(13)		
	Extraordinary income/expense, net	(1)	(2)		
	Income taxes	12	16		
	Minority interests	33	7		
F.	NET RESULT	(47)	(56)	9	
	% of revenues	(14,1)	(16,8)		

RECLASSIFIED CONSOLIDATED FINANCIAL POSITION

(euro/mln)	31.03.2002	31.12.2001	Change
FIXED ASSETS	2.154	2.223	(69)
WORKING CAPITAL	344	326	18
RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES	(53)	(52)	(1)
INVESTED CAPITAL	2.445	2.497	(52)
STOCKHOLDERS' EQUITY OF THE GROUP	1.510	1.556	(46)
MINORITY INTEREST IN STOCKHOLDERS' EQUITY	7	19	(12)
TOTAL STOCKHOLDERS' EQUITY	1.517	1.575	(58)
NET INDEBTEDNESS	928	922	6
TOTAL	2.445	2.497	(52)

	(euro/mln)	Directories	Directory Assistance (1)	Internet	Office Products & Services (1)	Business Information (1)	Television (1) (2)	Professional Publishing (1)	Aggregate	Other activities	Consolidated
Sales of goods and services	1° quarter 2002	134,9	36,7	32,1	74,4	36,3	16,7	6,7	337,8	(4,9)	332,9
	1° quarter 2001	128,9	40,6	36,3	66,9	38,3	16,2	7,1	334,4	(3,4)	330,9
	Fiscal year 2001	1.143,2	187,7	145,3	257,1	154,4	89,5	33,6	1.986,8	(29,3)	1.957,5
Gross operating result	1° quarter 2002	44,7	(2,3)	0,6	4,9	1,1	(12,7)	(0,4)	35,9	(8,9)	27,0
	1° quarter 2001	38,2	(8,8)	(8,3)	6,0	0,8	(9,2)	(0,1)	18,8	(5,0)	13,8
	Fiscal year 2001	586,5	(11,5)	(60,9)	18,1	6,8	(74,9)	3,9	468,0	(24,3)	443,7
Operating result before non-operating amortiz.	1° quarter 2002	18,2	(6,5)	(10,4)	3,8	(1,5)	(16,7)	(0,7)	(13,7)	(10,8)	(24,6)
	1° quarter 2001	18,3	(11,8)	(17,1)	4,6	(5,6)	(11,7)	(0,3)	(23,7)	(9,0)	(32,7)
	Fiscal year 2001	484,9	(32,4)	(113,2)	9,1	(10,4)	(93,2)	2,3	267,1	(38,0)	219,1
Operating result	1° quarter 2002	(6,8)	(11,4)	(14,1)	3,0	(4,9)	(22,4)	(1,6)	(58,1)	(10,8)	(68,9)
	1° quarter 2001	(8,7)	(17,0)	(21,1)	3,5	(8,6)	(18,3)	(0,9)	(69,1)	(7,7)	(76,8)
	Fiscal year 2001	394,7	(52,3)	(129,6)	5,2	(29,3)	(119,6)	(0,3)	68,8	(38,0)	30,8
Invested capital	31/3/2002	1.391,8	171,4	136,1	156,1	145,6	182,4	30,9	2.214,1	231,5	2.445,6
	31/3/2001	1.466,5	176,5	144,2	140,0	84,4	-	26,5	2.038,1	265,6	2.303,7
	31/12/2001	1.490,9	174,8	115,1	161,3	147,4	159,8	34,1	2.283,4	214,2	2.497,6
Investm:											
.Industrial	1° quarter 2002	3,8	2,3	1,5	0,9	1,2	4,2	-	14,0	-	14,0
	1° quarter 2001	17,8	4,0	8,6	1,0	0,7	2,2	0,1	34,4	0,7	35,1
	Fiscal year 2001	43,2	18,9	54,2	5,9	8,4	41,0	0,4	172,0	3,1	175,1
.goodwill	1° quarter 2002	-	-	-	-	-	-	-	-	-	-
	1° quarter 2001	-	3,5	-	-	4,1	-	13,9	21,5	-	21,5
	Fiscal year 2001	3,2	22,1	20,3	22,0	43,7	70,5	21,6	203,4	-	203,4
Employees end of period (nr.)	31/3/2002	2.273	3.603	664	474	892	553	164	8.623	117	8.740
	31/3/2001	2.275	3.967	833	292	514	605	134	8.620	86	8.706
	31/12/2001	2.281	3.775	981	495	912	659	163	9.166	98	9.264

(1) Operating financial data are "pro-forma"
(2) Investments and employees at the end of the period are "pro-forma"

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The forward looking statements contained in this communication relate in particular to management's forecast of financial performance for the fiscal year 2002. SEAT's ability to achieve its projected results idepends on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Group's actual results and objectives to differ materially from those projected or implied in any forward-looking statements:

- SEAT's ability to continue to successfully integrate recently acquired businesses;
- SEAT's ability to successfully manage future growth both through internal expansion and acquisition;
- the continuing impact of increased competition, including the entry of new competitors;
- the continued development of internet usage in Italy;
- the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe;
- SEAT's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;
- the impact of the recent events of September 11 on SEAT's international business and on its investments and capital expenditures;
- SEAT's ability to achieve the expected return on the investments and capital expenditures it has made in Europe and in the United States;
- the continuing impact of rapid changes in technologies;
- the impact of political and economic developments in Italy and other countries in which the Group operates;
- the impact of fluctuations in currency exchange and interest rates;
- SEAT's ability to implement successfully its Industrial Plan, including the rationalization of the Group's corporate structure and the disposition of SEAT's interests in certain non core assets;
- the Group's ability to realize the benefits of the planned integration of the Group's real estate operations;
- the Group's ability to realize the benefits of the merger of with Tin.it; and
- SEAT's ability to implement successfully its internet strategy, particularly in the internet access market.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements,

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its forecasted financial results for 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SEAT PAGINE GIALLE S.P.A.
(Registrant)

Dated: June, 4th 2002

By: ______________________

Name: Angelo Novati
Title: Chief Financial Officer